Sub-item 77I


WESTERN ASSET FUNDS, INC.
May 31, 2012
SUPPLEMENT TO THE PROSPECTUS OF
WESTERN ASSET CORE BOND FUND
Dated May 1, 2012

The information under the heading "More on fund management - Expense limitations" in the Prospectus of the Fund is deleted and replaced with the following:

The manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage commissions, taxes, extraordinary expenses and deferred organizational expenses), so that total annual operating expenses are not expected to exceed 0.90%, 1.65%, 0.85%, 1.15% and 0.45% for Class A, C, FI, R and IS shares, respectively. These arrangements cannot be terminated prior to December 31, 2013 without the Board's consent. The manager currently intends to voluntarily waive fees and/or reimburse operating expenses (other than interest, brokerage commissions, taxes, extraordinary expenses and deferred organizational expenses) so that total annual operating expenses are not expected to exceed 0.77% for Class FI shares. This arrangement is expected to continue until April 30, 2013 but may be terminated at any time by the manager. The manager is permitted to recapture amounts waived and/or reimbursed to a class within two years after the fiscal year in which the manager earned the fee or incurred the expense if the class' total annual operating expenses have fallen to a level below the limits described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the class' total annual expenses exceeding this limit or any other lower limit then in effect. The manager may waive additional fees and/or reimburse additional operating expenses to the extent required by applicable law.